C.L. KING & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

C.L. KING & ASSOCIATES, INC.

Table of Contents

Confidential



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc.
Albany, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C.L. King & Associates, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2025.

New York, New York
March 9, 2026

1

C.L. KING & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	152,254
Receivables from:		
Brokers, dealers and clearing organizations		577,190
Related parties		1,115,938
Securities owned, at fair value ($95,808,019 pledged as collateral)		103,915,679
Property and equipment, net		152,292
Operating lease right-of-use asset		693,423
Other assets		378,837
Total assets	$	106,985,613

Liabilities and Stockholders' Equity

Short-term bank loans	$	500,000
Securities sold, but not yet purchased, at fair value		10,351,881
Payables to brokers, dealers and clearing organizations		23,868,056
Operating lease liability		749,346
Accrued compensation		4,365,063
Accounts payable and accrued expenses		1,086,281
Subordinated borrowings – related party		9,000,000
Total liabilities		40,920,627
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		39,936,894
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		57,064,986
Total liabilities and stockholders' equity	$	106,985,613

See accompanying notes to statement of financial condition.

C.L. KING & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2025

(1) Organization and Nature of Business

C.L. King & Associates, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading, brokerage and underwriting of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents. From time to time, cash balances exceed federally insured limits at certain financial institutions.

(c) Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Securities of the Company used as collateral for bank and margin lending activities consist of exchange-listed equity securities and/or fixed income securities. See Note 4.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.

(e) Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2025 is not readily estimable due to a lack of an observable market for these or similar instruments.

Receivables and payables from and to brokers, dealers, clearing organizations, related parties and short-term bank loans, are reported on the statement of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value on a recurring basis and therefore are not included in the Company's fair value hierarchy detailed in Note 5. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2025.

(f) Income Taxes

The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

The passthrough entity tax ("PTE") law allows passthrough entities to pay state income tax at the entity level instead of at the individual level. The Company made the PTE election for New York, New Jersey, Massachusetts and Colorado for the year ended December 31, 2025. The Company treats PTE payments as distributions to stockholders. As of December 31, 2025, the Company accrued distributions of $800,000, which is included in accounts payable and accrued expenses on the statement of financial condition.

A provision shall be recognized in the statement of financial condition when and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2025, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2022-2024) or expected to be taken on the Company's 2025 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey, Massachusetts and Colorado.

(g) Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. ASC 842 requires lessees to recognize on the statement of financial condition, at lease commencement, the lease assets and related lease liabilities for the rights and obligations created by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying property available, irrespective of when lease payments begin under the contract. The duration of the lease term is assessed taking into account both the termination and the likelihood and availability of a renewal option. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases. The lease liability is based on the present value of the lease payments discounted at the incremental borrowing rate. The right-of-use asset is based on lease liability.

(h) Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 impacts the impairment model for certain financial assets requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

(3)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company introduces its accounts and those of its customers on a fully disclosed basis to RBC Clearing & Custody, a division of RBC Capital Markets, LLC ("RBC"), as Clearing Broker. Proprietary securities are collateral for a margin loan with RBC. See Note 4.

The Company's receivables and payables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2025:

Net receivable from prior clearing broker	$ 145,000
Receivables from brokers for underwritings	432,190
	$ 577,190
Net payable to RBC	$ 24,368,056
Less: clearing deposit with RBC	(500,000)
	$ 23,868,056

The Company includes its proprietary account assets and its clearing deposit held by its clearing broker as allowable assets in the computation of its net capital, pursuant to the requirement in SEC Rule 15c3-1 (c) (2) (IV) (E) that carrying brokers maintain a segregated reserve account for account holders that are broker-dealers.

Receivables from brokers for underwritings include amounts due from lead underwriter of deals in which the Company is a member of the syndicate. Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in payables to brokers, dealers and clearing organizations on the statement of financial condition.

RBC broker margin loan is obtained under a margin agreement with a variable interest rate (broker call rate less 1.00%, or 4.50% at December 31, 2025).

(4)   Collateral

The Company delivers collateral under margin and bank loan agreements. Collateral delivered is in the form of fixed income securities and exchange listed equity securities. The fair value of the collateral is shown in the table below as of December 31, 2025:

Bank loan	$ 7,828,842
Margin payable to clearing broker	87,979,177
	$ 95,808,019

(5)   Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

C.L. KING & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2025

Fair Value Measurements

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or other pricing sources with reasonable levels of price transparency. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury securities and corporate equities. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, U.S. Agency securities, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets, pricing models which incorporate market observable inputs and quoted prices for identical or similar assets and liabilities in markets that are not active.

The following is a summary of the Company's securities classified by level carried at fair value at December 31, 2025:

	Securities owned	Securities sold, but not yet purchased
Valuation level:		
Level 1 – Quoted prices		
Common and preferred equities	$ 36,132,706	$ 1,610,397
U.S. treasury obligations	—	8,741,484
Total Level 1	36,132,706	10,351,881
Level 2 – Significant other observable inputs		
U.S. federal agency obligations	4,547,411	—
State and municipal bonds	52,601,780	—
Private-label mortgage-backed securities	624,201	—
Other asset-backed securities	2,207,515	—
Corporate obligations	7,802,066	—
Total Level 2	67,782,973	—
Level 3 – Significant unobservable inputs	—	—
Total	$ 103,915,679	$ 10,351,881

(6)   Property and Equipment

Property and equipment consists of the following at December 31, 2025:

Furniture/fixtures	$	126,455
Office equipment		244,163
Leasehold improvements		937,118
		1,307,736
Less accumulated depreciation		(1,155,444)
Property and equipment, net	$	152,292

(7)   Short-Term Bank Loans

Short-term bank loans are obtained under a line of credit of $5,000,000 with a variable interest rate (target federal funds rate plus 1.00%, or 4.80% at December 31, 2025). Total unused credit under this line was $4,500,000 at December 31, 2025. The Company complied with all covenants of the loan agreement.

(8)   Commitments and Contingencies

(a)   Leases

The Company leases office space under short term arrangements which expire at various times and has elected to account for short term leases by recognizing the lease payments in profit or loss over the term of the lease.

During 2020, the Company entered into an operating lease for office space with a commencement date of August 1, 2020. During 2025, the Company amended certain terms of the lease, including extending the expiration date from September 2025 to February 28, 2029. The modification did not result in a separate contract and was accounted for as a remeasurement of the existing lease.

As of December 31, 2025, the operating lease liability totaled $749,346, representing the present value of the remaining lease payments over the revised lease term ending February 28, 2029. The present value was calculated using the Company's incremental borrowing rate in effect at the modification date, which was 4.12%.

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025 are as follows:

2026	$	240,213
2027		260,870
2028		260,870
2029		43,478
Total undiscounted lease payments		805,431
Less: imputed interest		(56,085)
Net operating lease liability	$	749,346

(b) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity, financial position, or on annual operating results in the period in which they are resolved, and no provision has been made in the statement of financial condition.

(c) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, FINRA and various state regulators and other governmental agencies.

(d) Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

(e) Other

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2025, the total of all open underwriting commitments was $1,706,830.

C.L. KING & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2025

(9) Subordinated Borrowings

On June 19, 2020, the Company entered into a subordinated loan agreement with the Company's principal stockholder for $17,000,000 bearing interest at 5%. On July 30, 2025, the Company made a partial repayment of $8,000,000, resulting in a subordinated borrowings balance of $9,000,000 on the statement of financial condition as of December 31, 2025. Interest is paid monthly with the principal amount due at maturity June 30, 2026.

FINRA has approved the Company's subordinated borrowing. Pursuant to this approval, the amount is allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC (PCM Ventures) administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides general accounting services to the investment partnerships operated by PCM Ventures, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company allocates overhead and direct expenses for services provided to Paradigm Capital Management, Inc. (PCM) based on estimated usage of shared resources including office space, personnel and information technology (IT) infrastructure.

Paradigm Funds Advisor LLC (PFA), an affiliated company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to PFA based on estimated usage of shared resources including office space, personnel and IT infrastructure.

The methodology by which expenses are allocated to PCM, PCM Ventures and PFA for administrative services uses various metrics to estimate resource usage for each entity. Selection and weighting of these metrics is made during the annual planning process. Ultimately, final determination of amounts are at the discretion of management.

Amounts receivable from PCM and PFA for these allocated expenses as of December 31, 2025 are $786,497 and $329,441, respectively, and are included in receivable from related parties on the Statement of Financial Condition.

(11) Employee Benefit Plan

The Company maintains a deferred profit-sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. There are no amounts payable to the Plan as of December 31, 2025.

C.L. KING & ASSOCIATES, INC.

Notes to Statement of Financial Condition

December 31, 2025

(12) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $500,000, whichever is greater. At December 31, 2025, the Company had net capital of $52,689,651, which was $52,189,651 in excess of required minimum net capital of $500,000.

The Company claims an exemption from the provisions of the SEC Customer Protection Rule (Rule 15c3-3) pursuant to Rule 15c3-3(k)(2)(ii), as it clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and does not carry customer accounts or hold customer funds or securities.

The Company engages in underwriting and principal transaction activities, including firm commitment underwriting. Such activities are conducted in accordance with the SEC's interpretation set forth in Footnote 74 of Release No. 34-70073, which permits certain underwriting and principal activities for firms claiming the Rule 15c3-3(k)(2)(ii) exemption, provided the firm does not carry customer accounts or otherwise hold customer funds or securities.

(13) Financial Instruments with Off-Balance-Sheet Credit Risk

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(14) Segment Reporting

The Company operates and reports financial information in one operating segment, consistent with the way the Chief Operating Decision Maker (CODM) allocates resources and evaluates performance. Operating segments are determined based on how management organizes the business for decision-making, and the CODM regularly reviews the Company's financial information as a whole. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking. The Company has identified its management committee as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

(15) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment.